SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Amendment No. 15
                               to
                           SCHEDULE 13G
                               of
                        Alec Engelstein

                   Filed on February 5, 1999

       Information Statement Pursuant to Rules 13d-1 and 13d-2





                          ENGLE HOMES, INC.
    ---------------------------------------------------------------
                          (Name of Issuer)



                    Common Stock, $0.01 par value
    ---------------------------------------------------------------
                    (Title of Class of Securities)



                            292896 10 7
     -------------------------------------------------------------
                           (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP No. 292896 10 7


(1)   Name and Social Security No. of Reporting Person
       Alec Engelstein
      ------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a) [ ] (yes)    (b) [ ] (no)

(3)   SEC Use Only ________________________________________________

(4)   Citizenship or Place of Organization      United States
                                           ------------------------

     Number of     (5)           Sole Voting Power        2,681,312
     Shares Bene-                        ---------
     ficially      (6)           Shared Voting Power        232,468
     Owned by                                             ---------
     Each Report-  (7)           Sole Dispositive Power   2,681,312
     ing Person                                           ---------
     With          (8)           Shared Dispositive Power   232,468
                                                          ---------

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person  2,913,780
              ---------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

(11)  Percent of Class Represented by Amount in Row (9)   27.8%
                                                        ---------
(12)  Type of Reporting Person (See Instructions)       IN
                                                        ---------
Item 1(a).  Name of Issuer:

            Engle Homes, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            123 N.W. 13th Street
            Suite 300
            Boca Raton, Florida 33432

Item 2(a).  Name of Person Filing:

            Alec Engelstein
            (the "Reporting Person")

Item 2(b).  Address of Principal Business Office:

            123 N.W. 13th Street
            Suite 300
            Boca Raton, Florida 33432

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            292896 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

           Set forth below is certain information regarding the Reporting Person's beneficial ownership of Common Stock of Engle Homes, Inc., as of December 31, 1998.

           (a)   Amount beneficially owned:  3,185,780(1)

           (b)   Percent of class:  27.8%

           (c) Number of shares as to which the Reporting Person has:

                 (i)   Sole power to vote or to direct the vote:
                       2,953,312

                 (ii)  Shared power to vote or direct the vote:
                       232,468(2)

                 (iii) Sole power to dispose or to direct the
                       disposition of:  2,953,312

                 (iv) Shared power to dispose or to direct the disposition of: 232,468(2)

________________

(1)   Includes 272,000 shares subject to options.
(2) Represents 232,468 shares held of record by Sheila Engelstein, the Reporting Person's wife.


Item 5.    Ownership of Five Percent or Less of a Class.

    If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

           Not applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of
           Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not Applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 5, 1999                      /s/ ALEC ENGELSTEIN

                                       -------------------
                                         Alec Engelstein